September 25,
2018

Steven A. Shallcross
Interim Chief Executive Officer and Chief Financial Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, MD 20850

       Re: Synthetic Biologics, Inc.
           Registration Statement on Form S-1
           Filed September 18, 2018
           File No. 333-227400

Dear Mr. Shallcross:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance
cc:    Leslie Marlow, Esq.